May 28, 2014

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	LHC Group, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 6, 2014

File No. 001-33989

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments provided in your letter dated May 14, 2014, regarding your review of the aforementioned filing with the Securities and Exchange Commission. For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and the comment from your letter is stated in full prior to our response.

Form 10-K for the Year Ended December 31, 2013

Comment 1:	Consolidated Financial Statements, page 77

Note 2 – Summary of Significant Accounting Policies, page F-6

Goodwill and Intangible Assets, page F-10

Please tell us how you analyzed ASU 2011-08 in assessing goodwill for impairment. If you did not perform the two-step test, please identify the qualitative factors you analyzed in reaching the apparent conclusion that goodwill was not impaired. In your response, please explain specifically how the projected cuts in Medicare reimbursement affected your assessment considering it was a (or one of multiple) qualitative factor that led to a quantitative assessment and impairment recognition of the other indefinite-lived intangible assets in 2013.

It’s all about helping people.

420 West Pinhook Road Lafayette, LA 70503 Toll Free: 1.866.LHCGroup Phone: 337.233.1307 LHCgroup.com

Response:	ASU 2011-08 states that a company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, a company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is considered to be unnecessary under ASU 2011-08. Given this guidance, the Company elected to use the qualitative approach to determine if the quantitative approach was necessary. The qualitative factors analyzed by the Company included the following:

	a)	The Company has not incurred any limitations on its ability to access capital in the market, either debt capital or equity capital.

	b)	The Company’s acquisition activity increased in 2013 and again in 2014, even as CMS proposed 14% Medicare cumulative reimbursement cuts over the next four years and Congress declared 2% sequestration cuts in 2013. Due to these changes, the Company has seen an increase in acquisition activity as smaller business owners are exiting the marketplace due to near-term financial constraints.

	c)	The Company is in the process of renegotiating more favorable rates for many of its managed care contracts as some of these contracts have negatively impacted the Company’s earnings and cash flow in the past. It is likely that many of the contractual relationships which cannot generate positive operating results will be terminated by the Company. In such an event, the Company would cease all services under the applicable contract and expand growth through Medicare census and same store growth.

	d)	The Company’s cash flows have increased as acquisition activity has increased and actual profits generated from operations have been generally better than historical budget projections. The Company’s efficient management of costs associated with direct service costs, operational productivity and general and administrative expenses have resulted in the achievement of actual margin improvements which were greater than budgeted margin improvements. The Company is also projecting positive cash flows in 2014.

	e)	The Company’s key personnel, strategy and customers remain consistent as compared to prior years. The Company’s management changed on December 31, 2013, due to the retirement of the Company’s prior CFO, Peter J. Roman. Jeffrey M. Kreger transitioned to the Company’s CFO due to Mr. Roman’s retirement. Mr. Kreger worked with Mr. Roman 11 months prior to Mr. Roman’s departure. The Company believes this change in management did not trigger an impairment indicator for goodwill.

	f)	The Company plans to maintain all reporting units as they are currently reported. There is no current plan to divest any portion or all of these reporting units.

	g)	The Company’s stock price increased 27% over 2012. The Company’s stock price increased from $18.54 on October 1, 2012 to $24.59 on December 2, 2013. The market cap as of November 30, 2013 was $432.5 million, which is above the Company’s stockholders’ equity of $293.8 million.

	h)	For the eleven months ended November 30, 2013, net income was $20.9 million, which was $2.2 million higher than the same period projections of $18.7 million. The Company’s fair value of goodwill as of September 30, 2012 was $523 million; we believe that the fair value of goodwill as of November 30, 2013 is higher than $523 million as actual results are better than projected results and projected results include actual and anticipated Medicare reimbursement cuts.

The qualitative factors stated above reflected that it was more likely than not that the fair value of a reporting unit’s goodwill was greater than its carrying value and the quantitative approach was therefore not needed.

Projected Medicare reimbursement cuts reduced the fair values of certain indefinite-lived intangibles assets in 2013 and an impairment of $0.5 million was recorded during the twelve months ended December 31, 2013. The methodology of indefinite-lived intangibles assets is discussed in the response to the next comment.

Comment 2:	Consolidated Financial Statements, page 77

Note 2 – Summary of Significant Accounting Policies, page F-6

Goodwill and Intangible Assets, page F-10

Please note that the qualitative analysis contemplated by ASU No. 2011-08 does not extend to indefinite-lived intangible assets other than goodwill. Please refer to the final paragraph under the heading, “What Are the Main Provisions?” in the Update. Your disclosures do not indicate whether you adopted ASU No. 2012-02 in 2013. Please explain to us how you assessed the recoverability of the indefinite-lived intangibles other than goodwill, what qualitative factors were considered, and how those factors resulted in you performing the quantitative impairment tests.

Response:	The Company adopted ASU No. 2012-02 during the twelve months ended December 31, 2013. Indefinite-lived intangibles are reviewed at the operating level in respect of each health care provider that holds an independent certificate of need/license, and trade names are reviewed for each individual business that owns the asset. Projected operating results are reviewed at each entity to determine if a potential impairment exists based on indicated fair value. Additionally, a decline in the entity’s revenue stream or operating margin or a projected decline in the revenue stream or operating margin indicates that the indefinite-lived intangible asset’s carrying value may be less than fair value. If a potential impairment is indicated, the Company then performs the quantative analysis to calculate the actual fair value of the specific intangible to determine if an impairment exists. The projected Medicare reimbursement cuts, decline in census and other factors are considered with reviewing an operating level’s revenue stream or operating margin.

Comment 3:	Consolidated Financial Statements, page 77

Note 2 – Summary of Significant Accounting Policies, page F-6

Goodwill and Intangible Assets, page F-10

You disclose that you changed the annual date as of which you assess the impairment of goodwill and other intangible assets from September 30 to November 30 to coincide with the preparation of your annual budget and financial plans. You state the financial plans are a key component in determining the fair value of your reporting units. Tell us how this gap in timing (i.e. between the September 30 assessment date and November 30 annual budget and financial plan completion date) affected the assessment of impairment of goodwill and other intangible assets in prior years. Explain to us how you determined fair value of the reporting units in prior years. Tell us also whether the retroactive application of the new assessment date would have resulted in the impairment of goodwill in prior years.

Response:	In prior fiscal years, the Company performed its annual impairment test analysis on September 30 of each year using preliminary annual budget and financial plans information. The September 30 test date was originally selected by the Company during a time at which the Company’s operations were much smaller in scale and the Company’s annual budget and planning process was much less involved. Since that time, the Company’s operating size has grown substantially and, correspondingly, the Company’s annual budget and planning process have become much more detailed and comprehensive, and we have learned that our budgeting processes could not be completed by September 30 of each year. Since a key element in preparing estimates of the fair values of the reporting units is the annual budget and financial planning information for the reporting units, maintaining the September 30 test date forced us to use preliminary budgeted data to calculate the fair value of goodwill and other intangible assets in prior years. By changing the Company’s test date to November 30 to accommodate the completion of internal processes that are critical for the fair value analysis, we are able to prepare and present the results of the Company’s fair value analysis that is more aligned with better supporting information and, therefore, is more useful. This did not have significant impact in prior years as the fair value of the Company indicated substantial excess of value related to the goodwill valuation that would not have been impacted by any changes between preliminary and final budgets, which were not substantially different.

The new assessment date would not have resulted in an impairment charge being recorded in prior years.

Comment 4:	Note 13 – Allowance for Uncollectible Accounts, page F-29

Please confirm to us that you will provide qualitative and quantitative information for the changes in your allowance for doubtful accounts required by FASB ASC paragraph 954-310-50-3 or tell us why you believe this guidance does not apply to you. Also provide us with the text of your proposed future disclosures based on your December 31, 2013 financial statements.

Response:	FASB ASC paragraph 954-310-50-3 states certain disclosures are needed for health care entities that recognize significant amounts of patient service revenue at the time the services are rendered if the entity does not assess the patient’s ability to pay at the time the service is rendered. Our policy and practice in this area is to assess the patient’s ability to pay at the time the service is rendered. Given our policy and practice in this area, we are therefore of the opinion that ASC 954-310-50-3 does not apply to our Company. Prospectively, in our future Form 10-K and Form 10-Q filings with the Commission we propose to enhance our disclosure in this area by making the following disclosure in our footnotes to our financial statements:

“The Company reports net service revenue at the estimated net realizable amount due from Medicare, Medicaid, Commercial insurance, managed care payors, patients and others for services rendered. We assess our patient’s ability to pay for their healthcare services at the time of patient admission based on our verification of the patient’s insurance coverage under the Medicare, Medicaid or other commercial or managed care insurance program.”

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find that we have been appropriately responsive to your comments and look forward to enhancing the quality of our future periodic filings based on the comments you have provided. Please feel free to call me at 337-233-1307 if you have any questions regarding this response.

Sincerely,

/s/ Jeffrey M. Kreger
Jeffrey M. Kreger
Executive Vice President, Chief Financial Officer
LHC Group, Inc.

cc: Keith Myers, Chief Executive Officer

George Lewis, Chairman, Audit Committee

Joshua L. Proffitt, Executive Vice President, General Counsel

Matt Mount, Partner, KPMG LLP